Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com

May 2, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Attention: Deborah O’Neal
100 F Street, N.E.
Washington, D.C. 20549

Re: Newtek Business Services Corp.
Preliminary Proxy Statement – PRE 14A (filed April 11, 2022)

Dear Ms. O’Neal:

On behalf of Newtek Business Services Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed April 11. The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

1.In several places, the Company states that it will no longer be subject to the 150% asset coverage requirement if the Company discontinues its election to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). Please include a brief statement disclosing the impact of the Company no longer being subject to the 150% asset coverage requirement, including whether the Company would be able to obtain more leverage as a bank holding company, and whether the removal of such requirement would provide shareholders with greater or fewer protections.

Response: The Company respectfully advises the Staff that, although it would no longer be subject to the 150% asset coverage requirement if it discontinues its election to be regulated as a BDC, the Company would become subject to risk-based capital and leverage requirements issued by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Office of the Comptroller of Currency (the “OCC”) (the “Capital Rules”) if the Company consummates the acquisition of all of the shares of National Bank of New York City and thereby becomes a bank holding company with a wholly-owned national bank. The Company believes that the Capital Rules, while different from the leverage-based limitations applicable to BDCs, would provide limitations on the Company’s ability to incur excessive leverage as a bank holding company. The Company, however, generally would be able to incur more leverage as a bank holding company than it would have been able to incur as a BDC. The Company believe that the ability to incur increased leverage is tempered by the comprehensive prudential regulatory framework and general supervisory authority that the Federal Reserve and the OCC have over a bank holding company and a national bank, respectively, which the

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U.S. Securities and Exchange Commission May 2, 2022 Page 2

Company believes would provide significant protection for the Company’s shareholders.

In response to the Staff’s comment, the Company has revised the risk factor entitled “Our shareholders would no longer have the protections of the 1940 Act upon the discontinuance of the Company’s election to be regulated as a BDC under the 1940 Act” to read, in relevant part, as follows:

“If the Company ceases to operate as a BDC, our shareholders would no longer have the following protections of the 1940 Act:

• we would no longer be subject to the requirement under the 1940 Act that we maintain a ratio of assets to senior securities of at least 150% (and we would be able to incur more leverage as a bank holding company than we would have been able to incur as a BDC, but the Company would be subject to certain risk-based capital and leverage requirements that will provide limitations on the Company’s ability to incur excessive leverage). . . .

2.Under the caption “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING - How Does the Company Intend to Operate if it is No Longer Regulated Under the 1940 Act?,” please revise the disclosure to include the substance of the following language, which is included elsewhere in the proxy:

If our shareholders approve the discontinuance of our BDC election, we will, effective upon receipt by the SEC of a Form N-54C, no longer be regulated as a BDC and will no longer be subject to the regulatory provisions of the 1940 Act, which is designed to protect the interests of investors in investment companies, including certain laws and regulations related to insurance, custody, capital structure, composition of the Board of Directors, affiliated transactions, leverage limitations, and compensation arrangements.

Response: The Company has revised the disclosure accordingly.

3.Under the caption “Impact of the Discontinuance of BDC Election and Key Shareholder Considerations,” the Company states that, if shareholders approve the proposal to discontinue the Company’s election to be regulated as a BDC under the 1940 Act, “the Company would not be able to qualify as a regulated investment company (‘RIC’) under the Internal Revenue Code of 1986, as amended, meaning the Company would be taxed as a C corporation for tax purposes.” Please clarify that the inability to qualify as a RIC may be less favorable to shareholders.

Response: The Company has revised the disclosure accordingly.

4.Under the caption “Impact of the Discontinuance of BDC Election and Key Shareholder Considerations,” the Company states that, if shareholders approve the proposal to discontinue the Company’s election to be regulated as a BDC under the 1940 Act, the Company would not be required to distribute at least 90% of the Company’s annual taxable income to its shareholders. Please clarify that this may be less favorable to shareholders.

Response: The Company has revised the disclosure accordingly.

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5.Please disclose whether the discontinuance of the Company’s election to be regulated as a BDC under the 1940 Act would expose the Company to additional foreign risks.

Response: The Company currently does not anticipate having non-U.S. operations or investments. Accordingly, discontinuing the Company’s election to be regulated as a BDC under the 1940 Act should not have an impact on the Company’s foreign risk. We note that upon becoming a bank holding company, all of the Company’s operations, including any future non-U.S. operations, would be subject to comprehensive consolidated regulation, supervision and examination by the Federal Reserve, including under the Bank Holding Company Act of 1956, the Federal Reserve Act and the Federal Reserve’s Regulation K, and the national bank and its subsidiaries by the OCC. The Company would also be subject to the Bank Secrecy Act, anti-money laundering laws and regulations issued by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

6.Consider bolding the second paragraph under the caption “Upon conversion, we will operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.”

Response: The Company has taken the Staff’s suggestion under consideration, and has respectfully declined to bold the paragraph indicated.

7.Under the caption “Our shareholders would no longer have the protections of the 1940 Act upon the discontinuance of the Company’s election to be regulated as a BDC under the 1940 Act,” please consider adding that shareholders would no longer have the protection of a code of ethics that is applicable to the Company.

Response: As a company that is listed on The NASDAQ Stock Market, the Company is required to maintain a code of conduct applicable to all directors, officers and employees, and that code of conduct must comply with the definition of a “code of ethics” under Section 406(c) of the Sarbanes-Oxley Act of 2002 (“the Sarbanes-Oxley Act”) and any regulations promulgated thereunder by the SEC. (See NASDAQ Marketplace Rules, Rule 4350(n); 17 C.F.R. 228.406; 17 C.F.R. 229.406.) As a result, even if the Company is no longer regulated as a BDC, the Company’s code of conduct is required to include such standards as are reasonably necessary to promote the ethical handling of conflicts of interest, full and fair disclosure, and compliance with laws, rules and regulations, as specified by the Sarbanes-Oxley Act. Additionally, if the Company converts to a bank holding company, the Company would be required to update its code of conduct to address the prudential regulation and supervision from the Federal Reserve and the OCC. As a result, the Company believes that the code of conduct required under the NASDAQ Marketplace Rules will provide protection to shareholders that is largely equivalent to the requirements applicable to BDCs under the 1940 Act, and has declined to disclose that shareholders would no longer have the protections of a code of ethics.

8.On a supplemental basis, please provide the proposed proxy card related to Proposal 1 and Proposal 2.

Response: The Company has provided the proposed proxy card on a supplemental basis herewith.

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If you have any questions or additional comments concerning the foregoing, please contact Dwaune Dupree at (202) 383-0206 or me at (202) 383-0218.

                            Sincerely,
                            /s/ Cynthia M. Krus
                            Cynthia M. Krus